UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, March 2, 2011

To:

BUENOS AIRES STOCK EXCHANGE

ARGENTINE SECURITIES COMISSION

Your Offices

Ref.: Relevant Event. Technical Fault in the Steam Turbine at Loma de La Lata Power Plant

Dear Sirs,

I hereby address the Argentine Securities Commission and the Buenos Aires Stock Exchange in my capacity as Responsible of Market Relations for Pampa Energía S.A. (“Pampa” or the “Company”) to inform in relation to Central Térmica Loma de la Lata ("CTLL") that Isolux Corsan Argentina S.A. and Tecna Estudios y Proyectos de Ingeniería S.A. – Unión Transitoria de Empresas (the “UTE”) has informed us that the corrections to the technical problems detected in the Steam Turbine unit, which composes part of CTLL's installed capacity expansion project, will require more time than the Company previously informed on February 18 of this year.

In spite of the fact that the Company is seeking more accuracy with respect to the timeline set forth by the UTE and that we will do our best efforts to reduce the time necessary to correct the technical problems, it is now estimated that the commercial operations date could take place within the next 120 days, approximately.  The Company has begun to take the steps necessary to collect both the anticipated contractual compensations stipulated therein, as well as the corresponding compensations from the insurance companies.

Kind regards,

Romina Benvenuti

Responsible of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 02, 2011

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.